The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74171
(918) 573-2000
July 1, 2009
VIA EDGAR
Alexandra M. Ledbetter
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Williams Companies, Inc. Registration Statement on Form S-4 (File No. 333-159558)
Dear Ms. Ledbetter:
     This letter is sent on behalf of The Williams Companies, Inc., a Delaware corporation (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $600,000,000 aggregate principal amount of its new 8.75% Senior Notes Due 2020 (the “New Notes”) for a like principal amount of its outstanding 8.75% Senior Notes Due 2020 (the “Outstanding Notes”).
     The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The

Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
      The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.
     The Company will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer the following provision:
If the Exchange Offer offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Please do not hesitate to contact the undersigned at 918-573-2641 with any questions or comments concerning this letter.
[Signature page follows]

Kind regards,
/s/ La Fleur C. Browne
La Fleur C. Browne
Corporate Secretary The Williams Companies, Inc.

cc:	Richard M. Russo, Gibson, Dunn & Crutcher LLP